Exhibit 12.1

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

STARWOOD HOTELS & RESORTS

CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,

	2001	2000	1999	1998	1997

Earnings:
Income (loss) from continuing operations	$151	$401	$(638)	$220	$(233)
Add:
Adjustment for distributions in excess of equity earnings and losses(a)	(13)	(14)	(30)	(8)	(3)
Provision for income taxes	46	201	1,076	(89)	154
Minority equity in net income	3	8	95	14	9
Amortization of interest capitalized	1	1	1	4	2

	188	597	504	141	(71)

Fixed Charges:
Interest and other financial charges	394	457	516	473	33
Interest factor attributable to rentals(b)	25	21	14	12	10

	419	478	530	485	43

Earnings, as adjusted, from continuing operations	$607	$1,075	$1,034	$626	$(28)

Fixed Charges:
Fixed charges above	$419	$478	$530	$485	$43
Interest capitalized	7	3	8	14	7

Total fixed charges	$426	$481	$538	$499	$50

Ratio:
Earnings, as adjusted, from continuing operations to fixed charges	1.42	2.23	1.92	1.25	(c)

(a)	The adjustment represents distributions in excess of undistributed earnings and losses of companies in which at least 20% but less than 50% equity is owned.

(b)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.

(c)	Earnings were not adequate to cover total fixed charges by $78 million.